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                              August 22, 2022

       Oren Elkayam
       Chief Executive Officer
       Mobilicom Ltd
       1 Rakefet Street
       Shoham, Israel 6083705

                                                        Re: Mobilicom Ltd
                                                            Amendments Nos. 6-8
to Registration Statement on Form F-1
                                                            Filed August 16, 18
and 19, 2022
                                                            File No. 333-264523

       Dear Mr. Elkayam:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendments Nos. 6-8 to Registration Statement on Form F-1 filed August 16, 18 and 19, 2022

       General

   1.                                                   We note the forum
provisions in Exhibits 4.4-4.6. Please disclose whether
                                                        these provisions apply
to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought
to enforce any duty or liability created by the Exchange Act or the rules and regulations
thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. If the provision applies to
Securities Act claims, please also revise your prospectus to state that there is uncertainty as
to whether a court would enforce such provision and that investors cannot waive compliance
with the federal securities laws and the rules and regulations
 Oren Elkayam
Mobilicom Ltd
August 22, 2022
Page 2
      thereunder. If this provision does not apply to actions arising under the Securities Act or
      Exchange Act, please also ensure that the exclusive forum provision in the exhibits states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Exhibits

2. The legal opinions you file should address each security and transaction in your fee table.
      Currently, it appears Exhibits 5.1 and 5.2 do not address the units and pre-funded units or issuance of underlying securities. Please file revised opinions.
       You may contact Charles Eastman at (202) 551-3794 or Kevin Woody, Accounting
Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram,
Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameOren Elkayam
                                                            Division of
Corporation Finance
Comapany NameMobilicom Ltd
                                                            Office of
Manufacturing
August 22, 2022 Page 2
cc:       Greg Sichenzia
FirstName LastName